October 24, 2019

Doug Jones

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Churchill Downs Incorporated

Form 8-K Furnished March 5, 2019

File No. 001-33998

Dear Mr. Jones:

We are in receipt of the letter, dated October 17, 2019 (the “Comment Letter”), from the staff of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced filing by Churchill Downs Incorporated (the “Company”). The Staff requested that the Company respond to the Comment Letter within ten business days of receiving the Comment Letter, or to advise the Staff when the Company would provide a response.

The Company advises the Staff that it is in the process of preparing a response and, as discussed with the Staff, respectfully requests an extension until November 14, 2019.

Thank you for your consideration of the requested extension. If you have any questions or comments, please do not hesitate to contact the undersigned at (502) 636-4837.

Sincerely,

/s/ Marcia A. Dall
Marcia A. Dall
Chief Financial Officer

cc:	Stephen Kim, Securities and Exchange Commission

Marcia Dall, Churchill Downs Incorporated

Chad Dobson, Churchill Downs Incorporated

Brian Fahrney, Sidley Austin LLP

Brian Lane, Gibson, Dunn & Crutcher LLP

Mark Rexroat, PricewaterhouseCoopers LLP

600 N. HURSTBOURNE PKWY, SUITE 400 • LOUISVILLE, KY, 40222• (502) 636-4400 • www.churchilldownsincorporated.com